Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JLR SALES GROWTH CONTINUES IN THE THIRD QUARTER

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Wholesales in Q3 FY24 were 101,043 units, up 27% vs. Q3 FY23 and up 4% vs. Q2 FY24 (wholesales exclude China JV); YTD wholesales for FY24 were 291,113 units, up 28% year-on-year
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Wholesales volumes for JLR’s top three best-selling models for the third quarter were up 49% for Range Rover Sport, 12% for Range Rover and 14% for Defender (compared to Q3 FY23)
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Retail sales in Q3 FY24 were 109,140, up 29% vs. Q3 FY23 and up 2% vs. Q2 FY24; FY24 YTD retail sales were 317,695 units, up 26% year-on-year

Gaydon, UK, 08 January 2024: JLR today reported increased sales volumes for the third quarter of FY24 (three-month period to 31 December 2023), reflecting improvements in supply as more vehicles were delivered to clients.

Wholesale volumes in the period were 101,043 units (excluding the Chery Jaguar Land Rover China JV), up 27% compared to the same quarter a year ago and up 4% compared to the quarter ended 30 September 2023. JLR delivered the highest wholesales in 11 quarters during the period. Wholesale volumes for Range Rover Sport were 16,921, up 49%, for Range Rover were 18,843, up 12% and for Defender were 27,117, up 14% (compared to the quarter ended 31 December 2022). Wholesale volumes for the financial year to date were 291,113, up 28% compared to the prior year.

Retail sales for the third quarter were 109,140 units (including the Chery Jaguar Land Rover China JV), up 29% compared to the same quarter a year ago and up 2% compared to the quarter ended 30 September 2023. Retail volumes were higher in all regions year-on-year: UK up 55%, Overseas up 49%, China up 28%, Europe up 27% and North America up 6%.

The order book continues to reflect strong demand for JLR products with 148k client orders at the end of the third quarter. This has reduced from 168k at the end of the second quarter, reflecting increased order fulfilment to clients and resulting in improved client waiting times for our highly desirable vehicles. Demand for Range Rover, Range Rover Sport and Defender remains particularly strong, representing 76% of the order book.

JLR will report full financial results for Q3 FY24 at the beginning of February.

Additional volume detail is available on the Investor Relations pages of the JLR website (https://www.jaguarlandrover.com/investor-relations).

ENDS

Media Enquiries

JLR	Headland Consultancy

David Wrottesley

JLR Global External Communications Manager

T: +44 (0)7846091167

Dwrottes@jaguarlandrover.com

JLR Media

E: jlrmedia@jaguarlandrover.com

T : +44 (0) 2475 361000

Investor Enquiries:

Claire Bird

Assistant Treasurer, Funding and Investor Relations

E: investor@jaguarlandrover.com

Susanna Voyle

E: svoyle@headlandconsultancy.com

M: +44 (0)7980 894557

Bryony Sim

E: bsim@headlandconsultancy.com

M: +44 (0)7825 156 291

JLR PR social channels:

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LinkedIn: @JaguarLandRover

Notes to Editors

JLR’s Reimagine strategy is delivering a sustainability-rich vision of modern luxury by design.

We are transforming our business to become carbon net zero across our supply chain, products, and operations by 2039. We have set a roadmap to reduce emissions across our own operations and value chains by 2030 through approved, science-based targets. Electrification is central to this strategy and before the end of the decade our Range Rover, Discovery and Defender collections will each have a pure electric model, while Jaguar will be entirely electric.

At heart we are a British company, with two design and engineering sites, three vehicle manufacturing facilities, an engine manufacturing centre and a battery assembly centre in the UK. We also have vehicle plants in China (a joint venture), Slovakia, Austria (contract manufacturing with Magna Steyr), India (contract manufacturing with Tata Motors Ltd.) and Brazil, as well as seven technology hubs across the globe.

JLR is a wholly owned subsidiary of Tata Motors Limited, part of Tata Sons.

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.